Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

VIA EDGAR AS CORRESPONDENCE

March 8, 2016

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20649

Attn. Michael Kennedy, Staff Attorney

Lilyanna Peyser, Special Counsel

Re: Corning Natural Gas Holding Corporation

Amendment No. 1 to Registration Statement on Form S-1 Filed February 17, 2016

File No. 333-208943

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the “Company”) to your letter, dated March 3, 2016, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-208943) filed on February 17, 2016 (the “Registration Statement”) and the prospectus forming a portion of the Registration Statement (the Prospectus”). For your convenience, the comments are reproduced below before the Company’s answers. Unless otherwise provided, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Prospectus.

Prospectus Cover Page

1.	Please revise to include the maximum number of subscription rights and common shares covered by this registration statement. Refer to Item 501(b)(2) of Regulation S-K. Please make this same revision in appropriate places of the Summary section of the prospectus.

The cover page of the prospectus and the “Summary” have been revised to reflect the maximum number of subscription rights and number of shares of common stock covered by the registration statement.

2.	We note your disclosure here and on page 38 that you anticipate issuing 5,500 shares of common stock “in January 2016.” Please revise to update.

The disclosure has been amended on the cover page of the prospectus and on page 38 to show the number of shares of common stock outstanding on March 7, 2016, reflecting the January issuances of common stock.

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Use of Proceeds, page 34

3.	We note your response to comment 3 and your statement that members of your Board of Directors, while expressing interest in the purchase of your Preferred Shares, have no commitment to do so. Since you have no commitments for the purchase of your Preferred Shares, please disclose here and on the prospectus cover page that you may generate no proceeds from this offering.

The cover page of the prospectus and page 33 have been revised to include the following statement: “Because we have no commitments from shareholders to exercise their subscription rights, it is possible we will not receive any proceeds from this offering.” Additional language has also been added to this effect under the heading “Summary – Summary of the Offering”.

Description of Securities to be Registered, page 45

4.	We note your statement that your “outstanding shares of common stock are validly issued and fully paid.” This is a legal determination that should be made by counsel. Therefore, please remove this sentence or attribute it to counsel and file counsel’s consent to be named in this section.

The language has been removed from the prospectus.

Where You Can Find More Information, page 75

5.	Please revise to specifically incorporate by reference the Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 that you filed on February 12, 2016. Refer to Item 12(a) of Form S-1.

The December 31, 2016 Form 10-Q filed on February 12, 2016 has been added to the list of documents incorporated by reference. In the final prospectus or any further amendment to the Registration Statement, the Company will include reference to its Proxy Statement (Schedule 14A) to be filed on March 10, 2016 and any other reports or filings made under the Securities Exchange Act of 1934, as amended, prior to effectiveness

Exhibit 5.1

6.	Please revise to identify the number of subscription rights, shares of Series A preferred stock, shares of Series B preferred stock and shares of common stock covered by the opinion.

            Exhibit 5.1 has been revised as requested and refiled as an exhibit to the Registration Statement.

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Exhibit 8.1

7.	In the fifth paragraph, we note counsel’s distinction between portions of the “Material U.S. Federal Income Tax Consequences” section of the registration statement that do and do not constitute legal conclusions. We further note that only statements of legal conclusion represent counsel’s legal opinion. This distinction appears to be inappropriate, given that “the tax disclosure in the prospectus serves as the tax opinion,” the tax opinion must state that the disclosure in this section of the prospectus “is the opinion of the named counsel,” and a “description of the law does not satisfy the requirement to provide an opinion on the material tax consequences of the transaction.” Refer to Section III of Staff Legal Bulletin No. 19. Please revise.

            Exhibit 8.1 has been revised as requested and refilled as an exhibit to the Registration Statement.

8.	We note the following statements in the “Material U.S. Federal Income Tax Consequences” section of the prospectus:

“. . . you should recognize a capital loss equal to your tax basis in the expired subscription rights.”

•	“U.S. holders generally should not recognize gain or loss on the receipt of common stock upon the conversion of Series B Convertible Preferred Stock. . . . [T]he holder should recognize gain or loss equal to the difference between the cash received and that portion of such holder’s basis in the stock attributable to the fractional share.”
•	“Such circumstances generally should constitute bona fide reasonable anti-dilution provisions and generally should not result in constructive distributions.”

Given that these statements are subject to a lack of certainty, please revise your disclosure in the prospectus to explain why, with respect to the statements above, counsel is unable to provide more certain opinions, describe the degree of uncertainty with respect to the opinions, and set forth the risks of uncertain tax treatment to investors. Refer to Section III of Staff Legal Bulletin No. 19.

            The section of the prospectus entitled “Material U.S. Federal Income Tax Consequences” has been revised to reflect counsel’s additional consideration in concluding that a shareholder’s capital loss “will” equal the tax basis in the expired rights, that a shareholder “will” not recognize gain or loss on receipt of common stock on conversion of the Series B Convertible Stock, and that the anti-dilution provisions “will” not result in receipt of constructive distributions. Accordingly, counsel’s revised

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tax opinion, filed with Amendment No. 2 to the Registration Statement as Exhibit 8.1 include these tax matters.

Conclusion

We have reviewed with the Holding Company’s officers the Holding Company’s responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Registration Statement. Attached to this letter is the Holding Company’s acknowledgement that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also reviewed with the officers of the Holding Company Rules 460 and 461 with respect to requests for acceleration. We have advised the Holding Company that a request for acceleration is treated as confirmation by the Holding Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement.

The Holding Company has informed us that, in order to allow adequate time for the distribution of the subscription rights and their exercise, it desires to have the Registration Statement declared effective as soon as practicable after allowing you adequate time to review and respond to this letter and any other matters. The Holding Company’s anticipates submitting request for acceleration of the effectiveness of the Registration Statement promptly after resolution of these and any additional comments which it hope will be prior to the end of this week.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague Eric Tanck (585) 263-1549. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean